NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

October 6, 2023

Patrick Fullem

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NxGen Brands, Inc.
Offering Statement on Form 1-A
Filed September 1, 2023
File No. 024-12325

Dear Mr. Fullem:

This is in response to the letter of comment of the Staff dated September 29, 2023, relating to the captioned Offering Statement on Form 1-A of NxGen Brands, Inc. (the “Company”). Each of the comments of the of the Staff is addressed below, seriatim:

Offering Statement on Form 1-A filed September 1, 2023

Cover Page

1. We note your disclosure that “[o]ne of our officers and directors, as the owner of all outstanding shares of Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders.” Please revise the cover page to identify the controlling stockholder and disclose the percentage of voting power that will be held by such stockholder following the offering.

Please be advised that the subject disclosure has been revised, in response to such comment.

Risk Factors

If our trademarks and other proprietary rights..., page 10

2. We note you rely on licensing agreements. If material, provide a description of each applicable agreement and disclose the material terms of such agreement.

Please be advised the subject disclosure has been revised to more accurately described the Company’s operational procedures, that is, the revised disclosure does not indicate that the Company relies on license agreements.

Use of Proceeds, page 16

3. We note a portion of the proceeds will be used for a joint venture investment. Please revise to describe the joint venture.

Please be advised that the subject disclosure has been revised, in response to such comment.

4. We note a portion of the proceeds will be used for staffing costs and share buy-backs. Please disclose whether the proceeds will be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries. Refer to Instruction 2 to Item 6 of Form 1-A.

Please be advised that the subject disclosure has been revised, in response to such comment.

1

5. We note a portion of the proceeds will be used for loan repayment. Please revise to describe the material terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness. Refer to Instruction 6 to Item 6 of Form 1-A.

Please be advised that the subject disclosure has been revised, in response to such comment.

Business, page 22

6. Please revise to provide a more detailed narrative description of the company's business and operations. Please describe the business done and intended to be done by the company and the general development of the business during the past three years. In this regard, we note the included business description does not give investors a clear sense of the company's current business and intended plan of operations. For example, clearly state whether you have started to sell Storm Brand products, current production capacity and the sources and availability of raw materials. Additionally, describe the distinctive or special characteristics of your operation or industry that are reasonably likely to have a material impact upon your future financial performance. Refer to Item 7 of Form 1-A.

Please be advised that the subject disclosure has been revised, in response to such comment.

Signatures, page 35

7. Please include the signature of your principal accounting officer. See Instructions to Signatures of Form 1-A.

Please be advised the signature of the Company’s principal accounting officer has been included, in response to such comment.

Oral Comment re: Price Range Brackets

Please be advised that the offering price range brackets have been removed, in response to such oral comment.

_______________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member

cc: NxGen Brands, Inc.

2